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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 11, 2002

                              Rio de la Plata Bank
                 (Translation of registrant's name into English)

                           Banco Rio de la Plata S.A.
                               Bartolome Mitre 480
                         (1036) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F X          Form 40-F __
                                ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes __       No X
                                              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) N/A


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EXHIBIT
 INDEX
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A.        The Registrant's Offering Memorandum and Letter of Transmittal each dated November 25, 2002, relating to the Offer to Exchange (the "Offer") Step-Up Notes due December 15, 2009, Floating Rate Mandatorily Exchangeable Notes due August 3, 2012 and/or Cash for any and all of the Registrant's outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003, is incorporated herein by reference to Exhibit T3D to the Registrant's Form T-3 filed with the with the Securities and Exchange Commission on December 11, 2002. A Spanish language offering memorandum relating to a concurrent offer outside the United States on substantially identical terms (the "Non-U.S. Concurrent Offer") was filed with the Comision Nacional de Valores in Buenos Aires, Argentina on November 25, 2002 and an English language version of the same has been made available to non-U.S. persons located outside the United States. The securities in the Non-U.S. Concurrent Offer have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Reference to such offering memorandum and the Non-U.S. Concurrent Offer is being made solely in compliance with the Registrant's reporting obligations under the Securities Exchange Act of 1934, as amended.
B. Attached hereto as Exhibit B is the Press Release dated November 22, 2002 relating to the commencement of the exchange offer.
C. Attached hereto as Exhibit C is the Press Release dated December 6, 2002 relating to the extension of the early tender fee deadline of the exchange offer.






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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              BANCO RIO DE LA PLATA S.A.


                                              By: /s/ Sergio G. Lew
                                                  -----------------------------
                                              Name:  Sergio G. Lew
                                              Title: International Funding Head


                                              By: /s/  Marcelo Castro
                                                  -----------------------------
                                              Name:  Marcelo Castro
                                              Title: Treasury Manager

Date: December 11, 2002